UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

                                        First Financial Corporation (Indiana)

(Name of Issuer)

                              Common Stock No Par Value

(Title or Class of Securities)

                                              320218(10)

(CUSIP Number)

                                        December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☒            Rule 13d-1(c)

☐            Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320218(10)

1.	Names of Reporting Persons: Mitchell E. Daniels, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power: 0
		6.	Shared Voting Power: 543,001*
		7.	Sole Dispositive Power: 0
		8.	Shared Dispositive Power: 543,001*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 543,001*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 4.3%
12.	Type of Reporting Person (See Instructions): IN

* Please see Item 6. below.

Item 1.

(a)	Name of Issuer: First Financial Corporation (Indiana)

(b)	Address of Issuer's Principal Executive Offices:

One First Financial Plaza

Terra Haute, IN 47807

Item 2.

(a)	Names of Person Filing:

Mitchell E. Daniels, Jr.

(b)	Address of Principal Business Office or, if none, Residence:

Purdue President

Hovde Hall, Room 200

610 Purdue Mall

West Lafayette, IN 47907-2040

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities: Common Stock No Par Value

(e)	CUSIP Number: 320218(10)

Item 3.	Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 543,001*

(b)	Percent of class: 4.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 543,001*

(iii)	Sole power to dispose or to direct the disposition of : 0

(iv)	Shared power to dispose or to direct the disposition of: 543,001*

* Please see Item 6. below.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Mitchell E. Daniels, Jr. and PNC Bank, N.A. are co-trustees of certain trusts, which hold 543,001 shares of the Issuer's Common Stock. Mr. Daniels and PNC Bank, N.A. share voting and investment power over the securities of the Issuer that are held by the trusts, and therefore, Mr. Daniels may be deemed to be a beneficial owner of the shares of the Issuer held by the trusts. The filing of this Schedule 13G/A shall not be construed as an admission that the reporting person or any of his affiliates is the beneficial owner of any securities covered by this Schedule 13G/A, including for purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended, and Mr. Daniels disclaims beneficial ownership of all of the shares reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2016	/s/ Mitchell E. Daniels, Jr. Mitchell E. Daniels, Jr.